Graphene & Solar Technologies Limited

433 Camden Drive, Suite 600

Beverly Hills, CA 90210

VIA EDGAR

December 18, 2019

Securities and Exchange Commission Division of Corporation Finance, Office of Beverages, Apparel and Mining 100 F Street NE, Washington, DC 20549 Attn: John Coleman

Re:	Graphene & Solar Technologies Limited Form 10-K for the fiscal year ended September 30, 2018 Filed January 23, 2019 File No. 333-174194

Dear Mr. Coleman:

Thank you for accepting my telephone call on December 10, 2019, and for your email below detailing the nature of your requirements as outlined in the SEC Industry Guides and specifically in Industry Guide 7. I believe our telephone discussion was productive in assisting to resolve the outstanding issues of your November 12, 2019 letter.

As you requested, and as I confirmed during our conversation, I will ensure that the changes to the information regarding the mine-sites stated in the 10-K for the fiscal year ended September 30, 2018, are changed in the Form 10-K for the current year ended September 30, 2019, to reflect your understanding of the requirements of Industry Guide 7.

However, as I clearly explained during our conversation, the Company is not a mining company, nor does it plan to be in the foreseeable future. The Company has no plans to conduct significant mining operations in its own right.

That being stated, the Company does own the rights to two (2) mineral deposits of High Purity Quartz (HPQ) at its Quartz Hill and White Springs silica deposits. However, the Company will not conduct mining operations to recover the HPQ; the sole purpose of the Company having rights to these mineral deposits is to own its own feedstock HPQ mineral product to fuel and supply its value-added factory processing operations.

We plan to utilize the services of Townsville based contract miner, NORDEV, to conduct all our mineral recovery as needed on a “Campaign Mining” third-party contractual basis. The Company has not and will not conduct mining operations; it is not a mining company, but a high-tech factory production house using clean-room facilities with value added processing of HPQ to be delivered by our contract miner.

Securities and Exchange Commission

December 18, 2019

As also explained during our conversation, we have rights to mineral deposits to provide our own feedstock for our factory operations, rather than purchasing feedstock from a third-party supplier. Accordingly, we are not "engaged in significant mining operations".

Sincerely,

/s/ Roger May
Roger May
Executive Chairman

cc: David Ficksman, Esq.